Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001
__________________

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

April 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chief Counsel’s Office, Division of Investment Management

Re:	LMP Capital and Income Fund Inc., File No. 811-21467

Dear Sir or Madam:

On behalf of LMP Capital and Income Fund Inc. (“SCD”), we are providing the following response to a comment received by telephone on March 1, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission. We have discussed the Staff’s comment with representatives of SCD. Please refer to the letter from ClearBridge Energy Midstream Opportunity Fund Inc. to the Staff dated March 13, 2024 for a full reproduction of the Staff’s comment, and SCD’s response appears below:

While we continue to disagree with the Staff’s position, effective April 5, 2024, SCD has terminated the Standstill Agreement, dated December 22, 2023 (the “Standstill Agreement”), between it and Saba Capital Management, L.P. (“Saba”) and has provided notice of the termination to Saba.

In addition, SCD received the following comment from the Staff by telephone on April 2, 2024. For convenience of reference, the comment has been reproduced herein. We have discussed the Staff’s comment with representatives of the Fund. The Fund’s response to the Staff’s comment is set out immediately under the reproduced comment.

1.

In light of the termination of the Standstill Agreement with respect to SCD, please supplementally explain SCD’s proposed approach for updating the current public disclosure regarding the Standstill Agreement as it relates to SCD. In particular, we note that there is a press release on SCD’s website regarding the entry into the Standstill Agreement.

SCD submits that this correspondence, in which SCD has stated above that it has terminated the Standstill Agreement, will be publicly available through the Commission’s electronic data gathering, analysis and retrieval (EDGAR) system and will correct the public disclosure regarding the Standstill Agreement as it relates to SCD. In addition, SCD will remove the press release from its website regarding the Standstill Agreement. As explained below, SCD will also amend its annual report to stockholders on Form N-CSR to reflect the termination of the Standstill Agreement.

Securities and Exchange Commission	April 5, 2024

2.

Please supplementally confirm that SCD will undertake the following actions as soon as reasonably practicable (i.e., no later than two weeks following the termination of the Standstill Agreement with respect to SCD):

(a) Amend SCD’s annual report to stockholders on Form N-CSR to reflect the termination of the Standstill Agreement;

(b) File correspondence to the Staff, confirming the termination of the Standstill Agreement and that notice of the termination has been provided to Saba; and

(c) Address the press release regarding the Standstill Agreement on SCD’s website.

SCD has confirmed above that it has terminated the Standstill Agreement and has provided notice of the termination to Saba. SCD confirms that it will undertake the other actions as soon as reasonably practicable (i.e., no later than two weeks following the termination of the Standstill Agreement with respect to SCD).

Please do not hesitate to call me at (202) 636-5806 or Debbie Sutter at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Marc A. De Oliveira, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debbie Sutter, Simpson Thacher & Bartlett LLP

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